UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 7, 2010

Mr. President
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S             /             D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) - Hecho Relevante (News Release)

Dear Mr. President:

I have the pleasure of addressing you in accordance with Article XXI of the Regulations of the Comisión Nacional de Valores (“CNV”) to inform you that we have been notified of the lawsuit "CONSUMIDORES FINANCIEROS ASOCIACION CIVIL PARA SU DEFENSA v. EDESUR ET. AL. regarding BREACH OF CONTRACT" filed by a consumers’ association, against EDENOR and EDESUR, in the Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal N° 2, Secretaría 3 (National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3), presided over by Dr. Esteban Carlos Furnari.

The lawsuit has as its objective the following: “repayment to users overcharged by the distributors in the past 10 years, pursuant to the following items:

a) refund of the percentage payment of VAT over a  taxable base that had been “expanded” in violation of the law by including an amount (the Fondo Nacional de Energía Eléctrica (National Electricity Energy Fund) – FNEE) that was not included in the defendants’ own payment when the administrator of the Mercado Eléctrico Mayorista (Wholesale Electricity Market) (CAMMESA) billed them for the purchase of electricity that they distribute to their customers.”

b) refund of the part of the administrative surcharge for “second maturity” (i.e., the interest for payment after the initial period), in those cases where the payment was made within the authorized limit for this second charge (fourteen days) but without distinguishing the day of effective payment, such that the defendants charged every customer as if each customer were making the payment on the fourteenth day."

c) application of the “tasa pasiva ”(i.e., the interest rate that Banco de la Nación Argentina pays on deposits) in the case of a late payment by the customer, in accordance with the norms set forth in Law 26.361 and the return of that which is allegedly perceived as overage in this capacity, since April 2008, the effectiveness date of the modifications introduced in the Ley de Defensa del Consumidor (Law of Consumer Defense).

Therefore, we inform you that Edenor has given express instructions to its legal advisors to contest said lawsuit, rejecting all of its terms as inadmissible, through the available procedures to this end.

Sincerely, María Belén Gabutti Edenor S.A. Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Luis Pablo Rogelio Pagano

Luis Pablo Rogelio Pagano

Chief Financial Officer

Date: April 7, 2010